

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2012

<u>Via E-mail</u>
Maria Fernandes
President/Treasurer/Secretary
Lisboa Leisure, Inc.
H 16/B, Adsulim
Benaulim, Goa, India 403716

> **Re:** **Lisboa Leisure, Inc.**
> **Amendment No. 2 Registration Statement on Form S-1**
> **Filed January 12, 2012**
> **File No. 333-168337**

Dear Ms. Fernandes:

We have received your response to our comment letter dated October 25, 2011 and have the following additional comments.

<u>General</u>

1. We note your response to our prior comment 2. Please advise as to the status of your corporate charter being reinstated or revise your filing to disclose that your charter has been revoked. Please also provide us with an analysis as to the securities law implications of offering stock in a company that is currently not a valid corporation under state law. Please specifically address the ability of counsel to opine that the shares are validly issued.

2. We also note in your response to our prior comment 2 that you have not solicited any sales of your common stock since the revocation of your corporate charter. Please advise as to what sales of common stock you have solicited, if any, prior to the revocation of your corporate charter.

<u>Cover Page</u>

3. While we note your response to our prior comment 6, the last sentence of the second paragraph of the cover page appears to be inconsistent with your response. Please advise or revise to clarify, as you indicate elsewhere on the cover page, that if all of the offered shares are not sold then the funds will be returned.

Summary, page 3

4. In the summary section, please provide your monthly burn rate and your current cash balance as of the most recent practicable date. Revise to update your cash balance on hand with any subsequent amendments. Similarly revise under "Plan of Operation," at page 33.

The Company, page 3

5. Please briefly discuss the seasonal nature of the businesses you are planning to operate. We note the disclosure at page 33 that a shack would only be operational from mid-November through mid-April.

6. We note your disclosure in the fifth paragraph of this section that you anticipate office and administrative costs of about $7,000. This appears inconsistent with your disclosure regarding your office and administrative costs in other section of the prospectus such as in the second full risk factor on page 10, the Use of Proceeds section on page 14, the fifth full paragraph on page 21 and the table on page 34. Please revise for consistency throughout the prospectus or advise.

7. We note your disclosure in the first full paragraph on page 4 that you expect to generate revenue of approximately $1,085 in 2011 from your interest in the Seaview Beach Shack. This disclosure appears inconsistent with the disclosure in the fifth full paragraph on page 21 that you will earn $2,170 on a 10% interest in an existing beach shack and the fifth full paragraph on page 22 that you have not received any dividend income from Seaview Beach Shack and elsewhere you indicate you have had no revenue to date, such as on page 3. Please advise or revise for consistency or advise. We also note that the $5,650 to acquire the 10% interest in the beach shack as disclosed in the fifth full paragraph on page 21 appears inconsistent with disclosure elsewhere in the filing that you purchased the 10% interest in the Seaview Beach Shack for $446. Please revise for consistency or advise.

8. Please also revise the first full paragraph on page 4 to state there is no guarantee that you will generate any revenues in 2012 from the Seaview Beach Shack as the Seaview Beach Shack needs to obtain an operating license for the November 2012 to April 2013 operating season as disclosed in the fifth full paragraph on page 22. Additionally, please revise this paragraph to state whether you have any written agreements for any investments or loans in your company by others. If so, please file such agreements as exhibits to your registration statement.

Risk Factors, page 6

We have not received permission from Department of Tourism of State of Goa, page 6

9. Please update the last paragraph of this risk factor as you did not secure permission for the tourist season which began in November 2011. Please similarly update the first paragraph of the last full risk factor on page 7.

Our management has no prior experience in the operating of a beach shack, page 9

10. Please revise this risk factor as appropriate as it appears from your response to our prior comment 9 and your disclosure in the second to last paragraph on page 21, the fifth full paragraph on page 23 and the sixth full paragraph on page 25 that Ms. Fernandes has some experience operating a beach shack. Please revise similar disclosure in the last sentence of the carryover paragraph beginning on the bottom of page 23.

We may be exposed to potential risks resulting from new requirements, page 13

11. Please update the first paragraph of this risk factor as appropriate.

Use of Proceeds, page 14

12. While we note your disclosure in this section and similar disclosure elsewhere in the prospectus, it appears to conflict with the disclosure in the second full paragraph on page 33 that you have incurred professional fees of $11,800 and general and administrative expenses of $1,189 from inception to August 31, 2011. Please revise your Use of Proceeds section and any other applicable sections in which you set out your plan for utilizing your cash on hand and proceeds from this offering for your anticipated expenses given that you appear to incurred almost $12,000 in offering expenses and have incurred more than $611 in office and administrative expenses as of August 31, 2011. Please also advise as to how you currently have cash on hand of $10,911 given your professional fees of $11,800 and your general and administrative expenses of $1,189 as of August 31, 2011.

Description of our Business, page 21

13. While we note your response to our prior comment 14, we note disclosure throughout the filing that you intend to attempt to acquire interests in existing beach shacks and, as a result, reissue our comment in part. Please provide a detailed legal analysis as to why you believe that you are not an investment company as defined in the Investment Company Act of 1940. Please specifically discuss the applicability of any relevant exemptions under Section 3 of the Act.

Beach Shack Application and License, page 23

14. Please revise the second paragraph of this section to disclose, if known, how many
    permits were granted for the 2010 to 2011 tourist season and the 2011 to 2012 tourist
    season.

Management, page 28

Biographical Information, page 28

15. Please discuss the specific experience, qualifications, attributes or skills of your directors
    that led to the conclusion that such director should serve as a director. Refer to Item
    401(e)(1) of Regulation S-K.

16. Please revise this section and the Involvement in Certain Legal Proceedings section on
    page 30 to provide this information as of the last ten years for your directors and
    executive officers. Refer to Item 401(f) of Regulation S-K.

Executive Compensation, page 30

17. We note your disclosure in the second sentence of the first paragraph of this section that
    Ms. Fernandes will receive compensation from the company. Please revise this section to
    clarify when Ms. Fernandes will receive compensation from the company and the
    anticipated amount of such compensation, if practicable.

Certain Relationships and Related Transactions, page 31

18. We note your disclosure in the notes to your financial statements that you have a related
    party advance payable of $446. Please revise this section to include such related party
    transaction or advise. Refer to Item 404 of Regulation S-K.

19. We note your disclosure in the third paragraph of this section that your business plan
    contemplates Ms. Fernandes receiving a monthly fee for management services she will
    provided to your company. Please revise this section to disclose the amount of the
    management fee anticipated to be paid to Ms. Fernandes for management services.

Security Ownership of Certain Beneficial Owners and Management, page 31

20. Please revise this section to provide the information as of a more recent date than May
    19, 2010.

Management's Discussion and Analysis of Financial Condition, page 32

Plan of Operation, page 33

21. We note your disclosure regarding potentially opening additional shacks in 2013. Please balance your disclosure to indicate that there is no guarantee that you will be able to open additional shacks.

Financial Statements, page F-1

22. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Back Cover Page

23. We note your disclosure in the second paragraph regarding documents incorporated by reference. Please advise as to what documents are incorporated by reference into your filing or delete this language.

Part II

Item 17. Undertakings, page II-3

24. Please revise paragraph 5 of this section so that it includes all of the language set forth in Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 23.1

25. Provide a currently dated consent from the independent public accountant in the amendment.

Exhibit 99.1

26. We note your response to our prior comment 18 and reissue our comment in part. Please delete Section 2.D. of the Subscription Agreement as it is inappropriate for a public offering of securities.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor